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18008629

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AUG 27 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Liu — 718-269-1557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co.,LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities Inc., as of June 30th, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

KATTY WONG
Notary Public, State of New York
No. 01WO6169734
Qualified in Queens County
Commission Expires: July 2, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2018 in comformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on Firstrade Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Firstrade Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Firstrade Securities, Inc.'s auditor since 2014.
Flushing, NY
August 24, 2018

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 5,376,948
Due from clearing broker	1,997,968
Accounts receivable	83,793
Accrued interest receivable	3,899
Prepaid taxes	2,520
Prepaid expenses	129,847
Deferred tax assets	15,966
Investments	47,214
Short-term investments-other	1,257,338
Total Current Assets	8,915,493
PROPERTY AND EQUIPMENT-NET	216,936
OTHER ASSETS	
Rebate reserve fund	50,440
Clearing deposits	1,031,148
Other assets	95,534
Intangible assets, net	348,547
Total Other Assets	1,525,669
Total Assets	**$ 10,658,098**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 375,751
Income taxes payable	149,140
Accrued payroll	1,488,958
Line of credit	40,810
Term loan	213,331
Total Current Liabilities	2,267,990
OTHER LIABILITIES	
Deferred rent	131,649
Deferred tax liability	73,374
Total Liabilities	2,473,013
STOCKHOLDER'S EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	-
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,603,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	6,752,777
Less: treasury stock at cost, 400,000 shares	(797,500)
Total Stockholder's Equity	8,185,085
Total Liabilities and Stockholder's Equity	**$ 10,658,098**

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2018

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

On October 2 ,2017, all the Company's shareholders exchanged their common stock for common stock of Firstrade Holding Corporation. This exchange made the Company a wholly-owned subsidiary of Firstrade Holding Corporation. On October 24,2017, the Company transferred 100% ownership in Firstrade Advisory LLC to Firstrade Holding Corporation. Firstrade Advisory LLC became an Affiliate of Firstrade Securities Inc. On the transfer date, Firstrade Advisory LLC's major asset which was cash, valued $99,875. Firstrade Advisory LLC had minimal activities and was not a significant subsidiary as of the date transferred and did not require disclosure as a discontinued operation. This transaction has been reflected as a deemed dividend to Firstrade Holding Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities not in level 1 which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

e) Investment Valuations

Investments are carried at the values shown in Note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investment fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

f) Investment Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income (loss) on each investment.

g) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the double declining balance half year convention method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

h) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects.

i) Income Taxes

Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. These components of temporary differences are amortization of software development costs, depreciation, accrued vacation, and unrealized gains/losses on investments.

j) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2013.

k) Subsequent Events Evaluation by Management

The Company has evaluated subsequent events transactions for the potential recognition or disclosure in the financial statements through August 24, 2018, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 or 6-2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2018, the Company had net capital of $7,226,585 under Rule 15c3-1, which was 6,976,585 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 33%.

4. INVESTMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2018, grouped by the fair value hierarchy:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not level 1 for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 33,625	$ 13,589	$ -	$ 47,214
Certificates of deposit	-	1,257,338	-	1,257,338
Total at fair value	$ 33,625	$ 1,270,927	$ -	$ 1,304,552

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. As of June 30, 2018, the above worthless securities are valued at approximately $105,000 using unadjusted vendor prices with a $91,000 valuation adjustment using quoted market prices for similar securities. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2018 was approximately $13,000.

At June 30, 2018, the Company had no open capital commitments with limited partnerships.

5. CERTIFICATES OF DEPOSIT

Certificates of deposit, with a 12 month or less maturity, totaling $1,257,338 are included in short-term investments-other in the accompanying statement of financial condition. The certificates bear interest ranging from 1.29% to 1.75% with penalties for early withdrawal.

Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with a bank, which expires on August 1, 2019. The loan is collateralized by a $1,000,000 certificate of deposit. As of June 30, 2018, the outstanding balance is $40,810. Interest will be charged at the bank's time certificate of deposit annual percentage rate plus 2%.

7. Term Loan

On August 11, 2017, the Company purchased from Ally Investment Securities LLC accounts for $400,000. The price will be paid in 15 equal monthly installments of $26,667. The last payment will be due in February 2019.

8. Recently Issued Accounting Pronouncements

In February 2016, ASU No. 2016-02 was issued related to leases. The new guidance modifies the classification criteria and requires lessees to recognize the assets and liabilities arising from most leases on the balance sheet. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the updated guidance.

In May 2014, ASU No. 2014-09 was issued related to revenue from contracts with customers. This ASU was further amended in August 2015, March 2016, April 2016, May 2016 and December 2016 by ASU No. 2015-14, No. 2016-08, No. 2016-10, No. 2016-12 and No. 2016-20, respectively. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In August 2015, the effective date was deferred to reporting periods, including interim periods, beginning after December 15, 2018 and will be applied retrospectively. Early adoption is not permitted. The Company believes that the adoption of this ASU will have a material impact on the Company's financial statements.

9. PROPERTY AND EQUIPMENT

Property and equipment and their useful lives as of June 30, 2018, consist of the following:

	Useful Life in Years	
Leasehold improvements	10	$ 2,575
Equipment	5-7	2,017,892
Furniture and fixtures	5-7	272,708
Total property and equipment		2,293,175
Less: accumulated depreciation		(2,076,239)
Property and equipment-net		$ 216,936

Depreciation and amortization expense for the year ended June 30, 2018 was $125,483.

10. INTANGIBLE ASSETS

On August 11, 2017, Firstrade Securities Inc. signed a contract with Ally Investment Securities LLC to acquire accounts which are valued at $400,000.

Intangible assets consist of the following as of June 30, 2018:

	Useful Life In Years	
Trademark	15	$ 8,788
Purchase of customer accounts	5	400,000
Software development costs	3	4,944,604
Total intangible assets		5,353,392
Less: accumulated amortization		(5,004,845)
Intangible assets, net		$ 348,547

10. INTANGIBLE ASSETS (continued)

Amortization expense for the year ended June 30, 2018 was $55,063. Future estimated amortization expense is as follows:

Year Ended June 30		
2019	$	81,098
2020		80,064
2021		80,064
2022		80,064
2023		26,731
Thereafter		526
	$	348,547

11. INCOME TAXES

For the year ended June 30, 2018, the Company does not file a separate Federal and New York State and City tax return. The Company's net income is included in the consolidated income tax return of Firstrade Holding Corporation. The Company will reimburse Firstrade Holding Corporation for its pro-rata share of income taxes, if any.

Deferred tax liabilities - noncurrent at June 30, 2018, relate to the following items:

Deferred tax liabilities	
Software development costs	$ 351
Depreciation	73,023
Total deferred tax liability - noncurrent	$ 73,374

Deferred tax assets - current at June 30, 2018, relate to the following items:

Deferred tax assets	
Accrued vacation	$ 12,108
Unrealized gain/loss	3,858
Total deferred tax assets - current	$ 15,966

On December 22, 2017, the "Tax Cuts and Jobs Act" ("The Act") was enacted. Under the provisions of the Act, the maximum U.S. corporate tax rate decreased to 21% beginning in 2018. The Company has remeasured its deferred taxes utilizing the lower enacted corporate tax rate of 21% for Federal purposes, resulting in a decrease of $26,000.

12. COMMITMENTS

Operating Leases

The Company has two leases for office space which expire on December 31, 2021 and January 7, 2024. Future minimum lease payments at June 30, 2018 are approximately as follows:

Year Ended June 30	
2019	$ 356,000
2020	367,000
2021	379,000
2022	354,000
2023	327,000
Subsequent years	337,000
	$ 2,120,000

13. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2018 were approximately $ 5,401,000. The amount due from the clearing broker was collected in the subsequent month.

14. TREASURY STOCK

In September 2017, under a Common Stock Repurchase Agreement, the Company repurchased 200,000 shares of common stock from one stockholder. The repurchase price was $1.50 per share.

As of June 30, 2018, 400,000 shares of the Company's common stock were held as treasury stock at a total cost $797,500.

15. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result of a FINRA examination, it was determined that the Company is required to have a segregated reserve account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2018, these customer rebates totaled $7,145. The balance of the rebate reserve account as of June 30, 2018 was $50,440.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption Form SEC Rule 15c3-3, in which (1) Firstrade Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Firstrade Securities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
August 24, 2018

Firstrade Securities, Inc.

Exemption Report

June 30, 2018

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2018 without exception.

John Liu

Chairman and CEO

Note:

The firm has a reserve bank account for unpaid promotional rebates. The promotional rebates are not pay in term of cash to customer. The rebates are processed through the firm's clearing firm, Apex Clearing. When customer fills out a claim form, the clearing firm credits the customer's account and deducts the amount from firm's operation account at Apex Clearing. All of the firm's operation accounts are included in the monthly settlement calculation with Apex.